November 21, 2008

Mail Stop 4561

Mr. Ephren Taylor
City Capital Corporation
2000 Mallory Lane
Suite 130-301
Franklin, TN 37067

> **Re:** **City Capital Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2008**
> **Filed 5/1/08**
> **File No. 033-05902-NY**

Dear Mr. Taylor:

We have reviewed your response letter dated October 29, 2008 and have the following additional comments. These comments should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Note 1: History of Operations, page F-10

1. We note your response to comment 1 and await the filing of historical and pro forma financial statements related to St. Clair Superior Apartment, Inc. as required by Rules 8-04 and 8-05 of Regulation S-X.

Form 10-Q for the quarter ended September 30, 2008

Critical Accounting Policies

2.   We note your response to comment 2. It is unclear from your response and revised disclosure what is included in other revenue and your specific accounting policy for recording this revenue. Please elaborate upon your policy in future filings, explaining how you determine that the related earnings process is complete and how the related revenue is accrued in accordance with GAAP. In your response, provide us with your proposed revisions. In addition, we note that you reported other revenue of $37,704 for year ended December 31, 2007 in your Form 10-KSB, but you reported $69,856 for the first nine months of 2007 in your Form 10-Q for the quarter ended September 30, 2008. Please explain to us how other revenue generated in the first nine months of 2007 could exceed the amount generated for the entire year.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Brian F. Faulkner (*via facsimile*)